MATERIAL FACT

SUZANO S.A.
Publicly-Held Company with Authorized Capital
Corporate Taxpayer ID (CNPJ/ME): 16.404.287/0001-55
Company Registry (NIRE): 29.3.0001633-1

São Paulo, July 1, 2026 – Suzano S.A. ("Suzano" or "Company") (B3: SUZB3 | NYSE: SUZ), in compliance with the provisions of CVM Resolution No. 44, of August 23, 2021, and CVM Resolution No. 80, of March 29, 2022, as amended, in line with best corporate governance practices, and in addition to the Material Facts disclosed on June 5, 2025 and May 28, 2026, hereby informs its shareholders and the market that it has, on this date, completed the acquisition by the Company, through its subsidiary Suzano International Holding B.V., of a 51% equity interest in FamPro Tissue Holdings B.V. (the “Target Company”, which will be designated “Arbex”), from Kimberly-Clark Corporation (“K-C”), following the satisfaction of all conditions precedent and the consummation of the closing acts provided for in the Equity and Asset Purchase Agreement entered into on June 4, 2025 (the “Transaction”).

The Transaction was settled through the payment by the Company of a total amount of USD 1.3 billion (one billion three hundred million United States dollars), equivalent to R$ 6.7 billion (six billion seven hundred million Brazilian reais), considering the initial capital structure of the joint venture, which, as of this date, has total net debt of approximately USD 1.0 billion, resulting from financing raised in connection with the Transaction. The purchase price remains subject to customary adjustments for transactions of this nature.

As a result of the closing, the parties have entered into a Joint Venture Agreement establishing the rights and obligations with respect to the governance, management, control and operation of the Target Company, as well as other related matters, reflecting the Company’s position as controlling shareholder.

In addition, ancillary agreements have been executed, including, among others: (i) transitional services agreements, pursuant to which K-C will provide certain services to the Target Company for a limited period in order to ensure business continuity; (ii) intellectual property license and use agreements; and (iii) other customary commercial and operational agreements for transactions of this nature.

The governance structure of Arbex has also been defined, including its Board of Directors and C-level structure, as follows:

Chairman of the Board of Directors: Mr. Walter Schalka, former CEO of Suzano S.A. and current member of its Board of Directors.

Members of the Board of Directors:

Mr. Carlos Aníbal Fernandes de Almeida Junior, currently Executive Vice-President Europe of Suzano S.A.;

Mr. Fabricio Bloisi Rocha, currently CEO of Prosus and Naspers, as well as the founder and Chairman of the Board of iFood;

Mr. Jeffrey Melucci, currently Chief Strategy, Business Development & Administrative Officer at Kimberly-Clark; and

Mr. Nelson Urdaneta, currently Chief Financial Officer at Kimberly-Clark.

Chief Executive Officer: Mr. Ehab Abou-Oaf, current President of the International Family Care and Professional business at Kimberly-Clark, having joined the company in 2019, with more than 30 years of international leadership experience in the consumer goods sector, including senior positions at Kimberly-Clark, Mars and Procter & Gamble.

Chief Operating Officer: Mr. Luís Bueno, currently Consumer Goods Executive Vice-President at Suzano S.A.
Chief Financial Officer: Mr. Oscar Mousinho, former Global CFO of Pet Nutrition at Mars and formerly CFO for Kimberly-Clark Brazil, Central America and the Caribbean.

Chief People, Sustainability, Communications and Corporate Brand Officer: Ms. Caroline Carpenedo, currently Executive Vice-President of People and Management and Safety at Suzano S.A.

The Transaction is aligned with Suzano’s long-term strategy of value-accretive growth with financial discipline, focusing on scalable businesses where Suzano can leverage its competitive strengths.

Suzano reaffirms its commitment to keeping its shareholders and the market duly informed about the development of its business and any other matters of interest.

São Paulo, July 1, 2026

Marcos Moreno Chagas Assumpção
Vice-President of Finance and Investor Relations